Mail Stop 4561

      					March 21, 2006


Frank P. Filipps
Chairman and Chief Executive Officer
Clayton Holdings, Inc.
2 Corporate Drive
Shelton, CT 06484

Re:	Clayton Holdings, Inc.
	Amendment No. 4 to Registration Statement on Form S-1
      Filed March 16, 2006
      File No. 333-129526

Dear Mr. Filipps:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibits

1. Refer to Section 8(e) of the Form of Underwriting Agreement filed as Exhibit 1.1 to your registration statement. The portion of this
Section allowing the underwriter to suspend its obligations under the agreement in the event of "any change ... which, in the judgment of the Representative, makes it impracticable or inadvisable to proceed" appears to be an impermissibly broad "market out" clause in the context of a firm commitment offering. In particular, the underwriter`s ability to suspend its obligation under this provision is not conditioned upon a material adverse event, as required by our guidance in The First Boston Corporation (September 3, 1985). A similarly broad market out clause also appears in Section 14(b) of the underwriting agreement. Please file a form of underwriting agreement in which the relevant portions of Sections 8(e) and 14(b)
have been revised consistent with the guidance in First Boston, or provide us with your analysis of why such revisions are unnecessary.

*   *   *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


You may contact William Demarest at 202-551-3432 or Daniel Gordon, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related
matters.
Please contact Amanda McManus at 202-551-3412 or me at 202-551-
3852
with any other questions.



Sincerely,



Michael McTiernan
Special Counsel

cc:	John R. LeClaire, Esq. (via facsimile)
	Michael S. Turner, Esq. (via facsimile)
	Goodwin Procter LLP

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Frank P. Filipps
Clayton Holdings, Inc.
March 21, 2006
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